

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2012

Via E-mail
David P. Radloff
Vice President and Chief Financial Officer
Hutchinson Technology Incorporated
40 West Highland Park Drive NE
Hutchinson, Minnesota 55350

>**Re:** **Hutchinson Technology Incorporated**
>**Registration Statement on Form S-1**
>**Filed February 6, 2012**
>**File No. 333-179384**
>
>**Schedule TO-I**
>**Filed February 6, 2012**
>**File No. 005-37228**

Dear Mr. Radloff:

We have limited our review of the above-referenced filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.	To the extent applicable to your disclosure in this Form S-1, please resolve comments on your Form 10-K issued today in a separate letter prior to requesting acceleration of the effective date of this registration statement.

2.	Please confirm that the offers will be open a full 20 business days in compliance with Rule 14e-1(a) and Rule 13e-4(f)(i) even if the registration statement is not declared effective between now and March 6, 2012. Further, please confirm that, if necessary, you will amend your March 6, 2012 expiration date and include the revised expiration date in the final prospectus sent to security holders and filed pursuant to Rule 424.

3.   In certain filings related to this transaction, e.g., the 8-K filed on Form 425 on February 10, 2012, you refer to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This reference is inappropriate because the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 21E(b)(2) (C) of the Exchange Act. Please confirm that you will not make reference to the PSLRA or the safe harbor provisions in future press releases or other communications relating to the tender offers.

4.   Tell us what consideration you have given to the applicability of Rule 13e-3 to the proposed transactions. We note in this regard that you are offering to purchase all of the Outstanding 3.25% Convertible Subordinated Notes and up to $26,666,000 of the Outstanding 8.5% Convertible Senior Notes. Please give us your well reasoned legal analysis of the applicability of Rule 13e-3.

Registration Statement on Form S-1

Cover Page

5.   Please revise your Schedule TO-I, the prospectus cover page and elsewhere in the prospectus as appropriate to clarify the maximum number of Outstanding 3.25% Notes and Outstanding 8.5% Notes you are seeking in your offer. See Item 1004(a)(1)(i) of Regulation M-A and Rule 14e-1(b).

Registration Fee Table

6.   We note your disclosure on page 12 that certain holders of the outstanding 3.25% notes "have agreed to subscribe" for units in the rights offering. Please provide your analysis of how you are able to register this portion of the rights offering publicly, as it appears that you have already begun it privately.

7.   We note that the amount of cash available for purchasing the Outstanding 8.5% Notes that are the subject of your offer will be determined only (i) after the amount of rights purchased in the Rights Offering is tabulated and (ii) after giving effect to purchases of an unspecified amount of 3.25% Notes tendered into the cash offer.   These variables cannot be quantified until the expiration of the offer. Accordingly, it would appear that you cannot specify the amount of 8.5% Notes sought in the offer or the amount of consideration being offered to 8.5 % Note holders. Please provide your analysis of how the offer structure is consistent with the requirements of Item 4 of Schedule TO, Item 1004(a)(1)(i) and Item 1004(a)((1)(ii) of Regulation M-A and Rule 14e-1(b). We may have further comment.

Questions and Answers about the Offers, page iv

8.   We note that only holders of Outstanding 3.25% Notes who tender all or some of such Outstanding Notes in the Exchange Offer may participate in the Rights Offering. Please

        explain why you believe the exclusion of 3.25% Note holders who participate in the tender offer from the Rights Offering is consistent with Rule 13e-4(f)(8)(ii).

9.   We note your disclosure that you have received commitments from certain holders of the Outstanding 3.25% Notes and the Outstanding 8.5% Notes to tender those securities into the offers. Please explain why these agreements are not in conflict with Rule 14e-5(a). Revise your disclosure to quantify the number of securities covered by the commitments, and file the relevant agreements as an exhibit to your Schedule TO.

10.   Please advise us of the identities and number of holders who agreed to subscribe for a total of 21,802 Units in the Rights Offering and the "certain conditions" to which their commitments are subject. Further, clarify whether the holders are able to revoke and/or withdraw their subscriptions in the same manner as other tendering holders. We may have further comment.

11.   We advise you that the security holders who have entered into commitments with you regarding the disposition of their securities in the tender offer are required to comply with Section 13(d) of the Exchange Act. Please advise these security holders that they may have an obligation to file an amendment to their beneficial ownership reports reporting the commitment and including the relevant agreement as an exhibit to the disclosure Schedule.

Summary of the Tender/Exchange Offers, page 1

The Exchange Offer

12.   Revise the disclosure in the italicized paragraph at the beginning of this section to eliminate the statement that the summary may not contain all of the information that is important to a security holder's consideration of the proposed transactions. See Item 1001 of Regulation M-A, which requires that the Summary Term Sheet contain the "most material terms of the proposed transaction."

13.   We note the disclosure that in order to participate in the Exchange Offer, holders of Outstanding 3.25% Notes must tender a minimum principal amount of $3000 of the Outstanding Notes. Since this will not allow holders of notes in amounts that are not integral multiples of $3000 to participate in the offer, it does not appear to comply with Rule 13e-4(f)(8)(i). Further, since participation in the Exchange Offer is required for participation in the Rights Offering, it has an impact on the Rights Offering also. Please revise your offer to comply with Rule 13e-4(f)(8)(i).

The Tender Offers

14.   We note that the tender offers are conditioned on the commitments to participate not having expired or been terminated. Tell us whether you have agreed to exchange the Notes subject to the commitments prior to those tendered by other security holders.

15.   Please advise us of whether and if so, how, the filing persons considered SEC staff interpretative guidance prior to obtaining commitments from certain holders prior to the filing of the registration statement. Refer to Compliance and Disclosure Interpretation 139.29, Securities Act Section available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Conditions to the Tender/Exchange Offers

16.   It appears that unless there are proceeds remaining from the Rights Offering following your acceptance of as many of the Outstanding 3.25% Notes tendered as possible, you will not purchase any Outstanding 8.5% Notes. This effectively acts as a financing condition on the offer to purchase the Notes. Revise your disclosure to clarify this point.

17.   It is our position that a material change in the offer occurs when the offer becomes financed, e.g., financing is obtained or the financing condition is otherwise satisfied, and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing condition. Refer to Exchange Act Release No. 34-24296 (April 3, 1987). Please advise of your intent in this regard. Also, please confirm that upon the filing of an amendment disclosing the material change related to the fulfillment of the financing condition, the company will promptly disseminate disclosure of the material change in accordance with Rule 13e-4(f)(3).

18.   We note the condition that the commitments you have received from certain holders of Outstanding Notes not be terminated or expired. All conditions to a tender offer must be outside the control of the bidder. Disclose the reasons that such expiration or termination is beyond the control of the bidder.

19.   You refer to the ongoing right to assert conditions at any time and "from time to time." Please revise to clarify that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to "from time to time."

20.   When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language on page 136 seems to imply, simply fail

to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Selected Financial Information, page 36

21.   We see that you have provided pro forma financial information for the fiscal year ended September 25, 2011 and the thirteen weeks ended December 25, 2011 assuming the transaction amounts resulting from the Outstanding 3.25% Notes Tender Offer, Exchange Offer and Rights Offering equal the commitments to participate as agreed to by certain holders of Outstanding 3.25% Notes prior to the commencement of the Tender/Exchange Offers and the Rights Offering. However, we note on pages 1 – 22 that additional amounts in excess of the amounts committed and assumed here could be tendered and exchanged and therefore could lead to a range of possible results from the Outstanding 3.25% Notes Tender Offer, Exchange Offer and Rights Offering. Please refer to Rule 11-02(b)(8) of Regulation S-X which indicates that if the transaction is structured in such a manner that significantly different results may occur, pro forma presentations shall be made which give effect to the range of possible results. Please tell us how you considered that guidance in your current pro forma presentation, or revise the filing to comply.

22.   Please tell us how your current presentation of limited financial statement captions, including pro forma interest expense, pro forma net loss, pro forma diluted net loss per share and pro forma shareholders' equity complies with Rule 11-02(b)(1) of Regulation S-X which requires the presentation of a pro forma condensed balance sheet and statements of income.

23.   We note you indicated herein that the pro forma financial information for both the Exchange Offer and the Outstanding 3.25% Notes Tender Offer assumed the exchanges were a substantial debt modification and you applied debt extinguishment accounting. Please describe for us how you concluded that debt extinguishment accounting will be appropriate for the exchange offers based on the guidance at FASB ASC 470-50-40, including paragraphs 10 through 12 thereof. Please reference the authoritative U.S. GAAP that supports the calculations of your pro forma debt extinguishment gain adjustment amounts.

Capitalization, page 126

24.   Please remove your line item for cash and cash equivalents since this is not part of your capitalization.

25.   Please expand footnote D to include sufficient detail to enable readers of the document to determine how you calculated the $11,192 adjustment amount to shareholders' equity.

Commitments to Participate in the Tender/Exchange Offers, page 136

26.   Provide all of the disclosure required by Item 1011(a) of Regulation M-A with respect to the commitments to participate. Pursuant to Item 1016(d) of Regulation M-A file any written agreements you have entered into in connection with the commitments.

Source of Funds, page 137

27.   Please disclose whether there are alternate sources of financing if the primary financing plans fall through. If there are none, revise to so state. Refer to Item 7 of SCH TO and Item 1007(b) of Regulation M-A.

Description of the New Notes, page 185

28.   We note the references to Guarantors of the New Notes throughout the filing and the description of the New Notes and the New Note Guaranties beginning on page 185. We also see on page 186 you indicate that "none of your subsidiaries (other than future Domestic Subsidiaries that are wholly owned Restricted Subsidiaries of HTI and Restricted Subsidiaries of HTI that in the future guarantee or otherwise provide credit support for (other than by granting Liens on its assets) Priority Lien Obligations) will guarantee the New Notes or grant liens on their assets to secure the new Notes." Please clarify for us whether the New Notes are guaranteed and, if so, by whom.

29.   Further, tell us how you considered these guarantees in your analysis of your reporting requirements under Rule 3-10 of Regulation S-X and discuss the conclusions of that analysis.

Material United States Federal Income Tax Consequences, page 257

30.   Please unequivocally state what the tax consequences will be, not what they "should" be or "generally" are. If you are unable to provide an unequivocal statement, for each material tax consequence where uncertainty exists, please disclose (1) the reason for the uncertainty, (2) the degree of the uncertainty, (3) the possible alternatives and (4) the risks to investors, including appropriate risk factor disclosure. Please apply this comment to your disclosures regarding tax issues throughout the prospectus. For guidance, refer to Section III.C of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011).

31.   We note that several times in your disclosure you state that the company "intends to take the position" that a certain event will constitute a particular tax consequence. Please note that the tax treatment of these events represents material tax consequences upon which tax counsel is required to opine. Please revise accordingly.

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filings that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any other questions. If you require further assistance, you may contact Julia Griffith, Special Counsel, Office of Mergers and Acquisitions at (202) 551-3267.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via email): David Vander Haar, Esq.